

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

May 6, 2008

Mr. Edward K. Christian
Chief Executive Officer, President
  and Chairman of the Board
Saga Communications, Inc.
73 Kercheval Avenue
Grosse Pointe Farms, MI 48236

      **RE: Saga Communications, Inc.
            Form 10-K for the year ended December 31, 2007
            Filed March 14, 2008
            File No. 001-11588**

Dear Mr. Christian:

      We have reviewed the remainder of your filing and your response letter dated April 25, 2008, and have the following comments. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you intend to do so. We welcome any questions you may have about our comments or any other aspect of our review.

Form 10-K for the year ended December 31, 2007

Management's Discussion and Analysis…, page 31

1.   We note your response to our prior comment 2 and we reissue that comment. While your disclosure provides a quantitative analysis of the material changes in operating measures from period to period, we continue to believe it is appropriate to provide a more thorough analysis of the qualitative reasons underlying those changes. In your response, please confirm that in future filings you will provide a more detailed analysis of the qualitative reasons underlying identified material quantitative changes in operating measures from period to period, or tell us why you believe such revisions are unnecessary.

Exhibit Index, page 85

2.   We note your response to prior comment 3. Please note that Item 601(a)(4) of
        Regulation S-K does not contain a materiality threshold with regard to the filing
        of amendments to previously filed material contracts. In your response letter,
        please confirm that you will file both amendment no. 1 and amendment no. 2 to
        your credit agreement as exhibits to your next Form 10-Q, or tell us how you have
        complied with Item 601(a)(4) of Regulation S-K.

3.   We note your response to prior comment 4. Please note that Item 601(b)(4) of
        Regulation S-K does not contain a materiality threshold with regard to the filing
        of schedules or exhibits. In this regard, please confirm that you will file all
        schedules referenced in the credit agreement in your next Form 10-Q, or tell us
        how you have complied with Item 601(b) of Regulation S-K.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation of Directors and Executive Officers, page 13

Compensation Discussion and Analysis, page 13

4.   Throughout your Compensation Discussion and Analysis and as to each
        compensation element, disclose in future filings how you arrived at and why you
        paid each of the particular levels and forms of compensation for each named
        executive officer. For example, analyze in more detail how the committee's
        consideration of individual, performance and subjective factors resulted in the
        amounts each officer earned as a bonus for the last completed fiscal year. See
        Item 402(b)(2)(vii) of Regulation S-K. By way of further example, provide
        analysis as to why you award stock options and restricted stock to your CEO in
        the form of Class B Common Stock, whereas other named executive officers
        receive their awards in Class A Common Stock. See Section II.B.1 of Securities
        Act Release No. 33-8732A.

5.   On page 16, you state the types of company performance measures the
        committee established for determining short-term and long-term incentive
        compensation. In future filings, please also disclose the performance targets and
        threshold levels that must be reached for payment to each officer. See Item
        402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of
        these objectives or targets is not required because it would result in competitive
        harm such that you may omit this information under Instruction 4 to Item 402(b)
        of Regulation S-K, please provide in your response letter a detailed explanation
        of such conclusion. Further, disclose in future filings how difficult it would be
        for the executive or how likely it would be for you to achieve the undisclosed

objective or target. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the objectives, targets or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

Employment Agreement and Potential Payments…, page 26

6. In future filings, briefly explain what kinds of events constitute "cause" under the pertinent executive agreement so that investors may understand when the officer may become entitled to severance or termination payments.

7. Please consider reformatting the disclosure to provide information about the potential payouts in tabular format that shows the maximum payouts in the applicable circumstances. Columns of the table could be presented for payments owed for employee termination for good reason, employer termination for cause, payments upon termination for injury or illness, and other events. We believe that such a presentation would make the disclosure concise and more accessible, and would allow you to consolidate and simplify associated text. See Section VI of Commission Release 33-8732A, which refers to the use of tabular presentations or bullet lists for complex material, wherever possible. In addition, please quantify each benefit, including accelerated vesting and deferred compensation. See Item 402(j)(2) of Regulation S-K and Question 11.02 of Item 402 Compliance Disclosure and Interpretations available on our website.

* * * *

Please contact Jay Knight, Attorney-Adviser, at (202) 551-3370 or me at (202) 551-3354 with any questions.

Sincerely,

/s/ Robert Bartelmes

Robert Bartelmes
Senior Financial Analyst

cc: by facsimile to (313) 393-7579
Fred B. Green, Esq.
Bodman LLP